Exhibit 1.01

United Rentals, Inc.

United Rentals (North America), Inc.

Conflict Minerals Report

For The Year Ended December 31, 2021

This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and relies on publicly-available guidance from the staff of the Securities and Exchange Commission dated April 7, 2017. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this report, unless otherwise defined herein.

1.	Company Overview

United Rentals (North America), Inc. is a wholly owned subsidiary of United Rentals, Inc. This report has been prepared by management of United Rentals, Inc. and United Rentals (North America), Inc. (herein referred to collectively as “United Rentals,” “the Company,” “we,” “us,” or “our”). The information herein includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated under U.S. generally accepted accounting principles.

United Rentals is the largest equipment rental company in the world. As of March 31, 2022, the Company had an integrated network of 1,288 rental locations in North America, 11 in Europe, 28 in Australia and 18 in New Zealand. In North America, the company operates in 49 states and every Canadian province and offers approximately 4,300 classes of equipment for rent.

2.	Product Overview and Description

United Rentals is primarily a service provider that offers equipment for rent to construction and industrial companies, manufacturers, utilities, municipalities, homeowners, government entities and other customers. The equipment that we rent to our customers is purchased directly from third-party manufacturers.

In addition to renting equipment, we sell new and used equipment as well as related parts, service and contractor supplies. The vast majority of the equipment that we sell is generic product purchased directly from third-party manufacturers. However, a small, immaterial portion of our business involves the assembly of various pump and electrocoagulation components (“components”) to create pump and electrocoagulation trailers (“trailers”) that we sell to our customers for their own use. We do not manufacture or contract to manufacture the components which we use to assemble the trailers. The components that we purchase from third-party suppliers are generic products that may be purchased by any company or individual and such products are not manufactured specifically for us; however, we believe our assembly of components to create the trailers may constitute “manufacturing” under the Rule. And, the components that we use to assemble our trailers contain Conflict Minerals that are necessary to the functionality or production of our trailers.

3.	Supply Chain

We rely on third-party suppliers to manufacture the components that are utilized in the assembly of our trailers. Due to our location in the supply chain being several steps downstream from miners and smelters, we must rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in the components supplied to us, including sources of Conflict Minerals that are supplied to them from their suppliers. Some of our suppliers are not SEC registrants subject to the reporting requirements of the Rule and as a result, have less robust Conflict Minerals programs.

4.	Description of Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted due diligence to determine whether any Conflict Minerals are necessary to the functionality or production of the components that we purchase to assemble our trailers. We conducted in good faith a reasonable country of origin inquiry that was designed to determine whether any of the Conflict Minerals originated in the Covered Countries. We undertook the following measures to perform a reasonable country of origin inquiry:

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identified third-party suppliers which supplied us with components that we determined may contain one or more Conflict Minerals and identified the relevant suppliers of the Conflict Minerals for these products;

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sent surveys to all sixteen (16) of our direct suppliers of components, requesting confirmation of the presence of Conflict Minerals in the components that they supplied to us, and information regarding the origin of those minerals;

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reviewed the responses received for indicators (e.g., untimely or incomplete responses as well as inconsistencies within the data reported in the survey) that Conflict Minerals may be sourced from the Covered Countries and, as needed, attempted to further engage these suppliers to validate their responses; and

•	followed up with any unresponsive suppliers to request compliance with requests for information and documentation.

As a result of our reasonable country of origin inquiry, we conducted further due diligence on the origin of the Conflict Minerals in the components. We will continue to actively engage with our suppliers to verify the origin of the Conflict Minerals in the components that they supply to us and to develop further transparency into our supply chain.

5.	Description of Due Diligence Process

In designing our due diligence process, we took into account our role and position in the minerals supply chain and referred to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (“OECD Guidance”) recommendations for downstream actors with no direct relationships to smelters or refiners.

Our Conflict Minerals due diligence process conducted in accordance with the OECD Guidance included the following steps:

A. Establishment of Company Management Systems. Our Conflict Minerals compliance team is led by our General Counsel and includes employees from relevant Company functions, such as legal, sourcing and operations. The team is responsible for developing and implementing our Conflict Minerals compliance strategy. Senior management is briefed about our management systems and due diligence efforts.

We established a system of internal controls to identify components that may contain Conflict Minerals, identify relevant suppliers, communicate expectations to our relevant suppliers, survey relevant suppliers and engage them to support our Conflict Minerals practices, retain relevant records and respond to requests from our customers related to Conflict Minerals.

B. Identification and Assessment of Risk in Our Supply Chain. We have determined that seeking information from our suppliers about Conflict Minerals smelters and refiners in our supply chain is the most efficient approach for determining the mines or locations of origin of the Conflict Minerals in our supply chain. Accordingly, we conducted a survey with each of our direct suppliers that provide components and performed additional diligence, as necessary, on each of our direct suppliers that supply components that may contain Conflict Minerals. We did not receive responses from two of our suppliers and eight of our suppliers were unable to specify the countries of origin of the Conflict Minerals, whether the Conflict Minerals originated from scrap or recycled sources, or the identity of the smelters or refiners used for the specific components supplied to us. We are therefore unable to determine whether Conflict Minerals were contained in certain of the specific components supplied to us by these suppliers, and if so, to determine their countries of origin or whether they originate from scrap or recycled sources, or to validate that particular smelters or refiners are actually in our supply chain.

C. Design and Implement a Strategy to Respond to Risks. With respect to the trailers, we seek to implement the following steps to mitigate the risk that necessary Conflict Minerals benefit armed groups:

•	seek, where practicable, alternative suppliers that responsibly source necessary Conflict Minerals, which may include conflict-free sources within a Covered Country;

•	engage with our suppliers to encourage their sourcing from conflict-free sources;

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when smelters or refiners are identified through our suppliers’ survey responses, request from our suppliers that they encourage such smelters or refiners participation in a program to obtain a “conflict free” or “conformant” designation;

•	attempt to negotiate clauses in future supplier contracts requiring suppliers to understand and disclose the sources of any Conflict Minerals; and

•	provide progress reports to our senior management.

D. Audit of Supply Chain. United Rentals does not have a direct relationship with smelters and refiners. We rely upon industry efforts to influence smelters and refineries to get audited and certified through the Responsible Minerals Initiative’s Responsible Minerals Assurance Process.

E. Report on Supply Chain Due Diligence. This report constitutes our annual report on our Conflict Minerals due diligence and is publicly available at: https://unitedrentals.gcs-web.com/sec-filings?_ga=2.32185850.511901846.1525113147-1128210704.1525113147. The information contained in, and that can be accessed through, the respective websites of United Rentals and its subsidiaries is not, and shall not be deemed to be, a part of this report or the related Form SD or incorporated into any other filings United Rentals makes with the SEC. Further, we have responded, and will continue to respond when appropriate, to customer requests for information on our Conflict Minerals practices.